UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13D-2(A)

APAC Customer Services, Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

00185E106

(CUSIP Number)

OEP Parent LLC

OEP General Partner IV, L.P.

One Equity Partners IV, L.P.

Blackhawk Acquisition Parent, LLC

c/o One Equity Partners IV, L.P.

320 Park Avenue

New York, New York 10022

(212) 277-7689

Copy to:

Derek M. Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

212-698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 00185E106

1.	Name of Reporting Person Blackhawk Acquisition Parent, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,993,429*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,994,429*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.8%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Beneficial ownership of 19,993,429 Issuer Common Shares (as defined herein) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.
**	The calculation of the foregoing percentage is based on 52,946,773 Issuer Common Shares outstanding on April 1, 2011 as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 22, 2011.

CUSIP Number 00185E106

1.	Name of Reporting Person One Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,993,429*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,993,429*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.8%**
14.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership of 19,993,429 Issuer Common Shares (as defined herein) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.
**	The calculation of the foregoing percentage is based on 52,946,773 Issuer Common Shares outstanding on April 1, 2011 as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 22, 2011.

CUSIP Number 00185E106

1.	Name of Reporting Person OEP General Partner IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,993,429*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,993,429*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.8%**
14.	Type of Reporting Person (See Instructions) PN

*	Beneficial ownership of 19,993,429 Issuer Common Shares (as defined herein) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.
**	The calculation of the foregoing percentage is based on 52,946,773 Issuer Common Shares outstanding on April 1, 2011 as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 22, 2011.

CUSIP Number 00185E106

1.	Name of Reporting Person OEP Parent LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,993,429*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.8%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Beneficial ownership of 19,993,429 Issuer Common Shares (as defined herein) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.
**	The calculation of the foregoing percentage is based on 52,946,773 Issuer Common Shares outstanding on April 1, 2011 as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 22, 2011.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, par value $0.01 per share (the “Issuer Common Shares”), of APAC Customer Services, Inc., an Illinois corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2201 Waukegan Road, Suite 300, Bannockburn, IL 60015.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Persons	Principal Business	Address of Principal Office
Blackhawk Acquisition Parent, LLC	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, New York, New York 10022

One Equity Partners IV, L.P.	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, New York, New York 10022

OEP General Partner IV, L.P.	To act as the general partner of One Equity Partners IV, L.P.	320 Park Avenue, New York, New York 10022

OEP Parent LLC	To act as the general partner of OEP General Partner IV, L.P.	320 Park Avenue, New York, New York 10022

Blackhawk Acquisition Parent, LLC is a Delaware limited liability company (“Parent”). The sole member of Parent is One Equity Partners IV, L.P., a Cayman Islands limited partnership (“OEP IV”); the sole general partner of OEP IV is OEP General Partner IV, L.P., a Cayman Islands limited partnership (“OEP GP IV”); the sole general partner of OEP GP IV is OEP Parent LLC, a Delaware limited liability company (“OEP Parent”); the sole member of OEP Parent is OEP Holding Corporation, a Delaware corporation (“OEP Holding”); JPMorgan Capital Corporation, a Delaware corporation (“JPM CC”), owns all of the outstanding capital stock of OEP Holding; Banc One Financial LLC, a Delaware limited liability company (“BOF LLC”), owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co., a Delaware corporation (“JPMC”), owns all of the outstanding equity interests of BOF LLC. Due to their relationship to Parent, each of OEP IV, OEP GP IV and OEP Parent may be deemed to have shared voting and investment power with respect to the Issuer Common Shares that Parent may be deemed to have beneficial ownership over as a result of the voting agreement described in Item 4 hereof. As such, OEP IV, OEP GP IV and OEP Parent may be deemed to have shared beneficial ownership over such Issuer Common Shares. Each of OEP IV, OEP GP IV and OEP Parent, however, disclaims beneficial ownership of such Issuer Common Shares.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of JPMC, BOF LLC, JPM CC, OEP Holding, OEP Parent and Parent are listed on Schedule I to this Schedule 13D. OEP GP IV and OEP IV do not have any directors or officers.

Information in this Schedule 13D with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Theodore G. Schwartz, LTHS Revocable Trust dated April 4, 1986, CAPA Partners, L.P., Trust Four Hundred Thirty, Trust Seven Hundred Thirty, Trust 3080 and Trust 3081 (each, a “Shareholder”, and collectively, the “Shareholders”), who are the beneficial owners of an aggregate of 19,993,429 Issuer Common Shares (the “Subject Shares”), have entered into the Voting Agreement (as defined in Item 4) with Parent. Any beneficial ownership of the Reporting Persons in the Subject Shares that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds. The Shareholders entered into the Voting Agreement to induce Parent to enter into the Merger Agreement described in Item 4.

Item 4. Purpose of Transaction

Merger Agreement

On July 6, 2011, the Issuer, Parent and Blackhawk Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of all parties, Merger Sub will be merged with and into the Issuer (the “Merger”). Upon effectiveness of the Merger, each outstanding Issuer Common Share, other than shares owned by Parent, Merger Sub or the Issuer, any of their wholly owned subsidiaries or by any shareholders who are entitled to and properly exercise appraisal rights, will be converted into the right to receive $8.55 in cash. Consummation of the Merger is subject to certain conditions, including, among others, the approval of the Merger Agreement by the Issuer’s shareholders and the receipt of required regulatory and antitrust approvals.

Voting Agreement

As a condition and inducement to Parent entering into the Merger Agreement, the Shareholders entered into a Voting Agreement, dated as of July 6, 2011, with Parent (the “Voting Agreement”) with respect to (i) the Subject Shares and (ii) any Issuer Common Shares that a Shareholder acquires direct or indirect voting power over (including by way of share dividend, share distribution, split-up, recapitalization, combination, exchange or the like) after the date of the Voting Agreement until its termination in accordance with its terms (collectively, the “Covered Shares”).

Subject to the terms and conditions of the Voting Agreement, each Shareholder has agreed that, prior to the termination of the Voting Agreement, it shall at any meeting of the shareholders of the Issuer (or any adjournment or postponement thereof), however called, vote, or cause to be voted at such meeting, all of such Shareholder’s Covered Shares (i) in favor of the adoption and approval of the Merger Agreement and all of the transactions contemplated by the Merger Agreement (and in favor of any actions and proposals required, or submitted for approval at any meeting of the shareholders of the Issuer, in furtherance thereof), (ii) against any proposal presented to the shareholders of the Issuer for approval, if the action, transaction or agreement that is the subject of such proposal, following the approval by the Issuer’s shareholders, would reasonably be expected, directly or indirectly, to result in a breach by the Issuer of any covenant, representation, warranty or other obligation of the Issuer set forth in the Merger Agreement, (iii) against (unless contemplated by the Merger Agreement) (A) any Competing Proposal (as defined below), (B) any nominee for election to the Issuer’s board of directors other than (x) a person nominated by the Issuer’s board of directors or any committee thereof and/or (y) Theodore G. Schwartz, or (C) any other action or proposal to be voted upon by the shareholders of the Issuer if such action or proposal would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. Each Shareholder also agreed not to enter into any agreement or commitment with any person, the effect of which would violate or be inconsistent with the foregoing agreements.

In addition, each Shareholder irrevocably granted Parent and Parent’s designees its irrevocable proxy to vote such Shareholder’s Covered Shares as indicated above and agreed to waive and not exercise any rights of appraisal or rights to dissent from the Merger that he, she or it may have under applicable law.

Each Shareholder also agreed during the term of the Voting Agreement not to: (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, any of such Shareholder’s Covered Shares (except for transfers for estate planning or charitable purposes to certain affiliates of such Shareholder that agree to be bound by the Voting Agreement); (ii) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material assets of the Issuer or any subsidiary or division thereof; (iii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or otherwise take any action intended to advise or influence any person with respect to the voting of, any voting securities of the Issuer, other than in support of the Merger and the Merger Agreement; (iv) make any public announcement with respect to, or submit a proposal for, or offer for (with or without conditions) any extraordinary transaction involving the Issuer or its securities or material assets; (v) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the foregoing; (vi) seek in any way which may be reasonably likely to require, involve or trigger public disclosure of such request pursuant to applicable law to have any of the foregoing amended, modified or waived or (vii) otherwise take, directly or indirectly, any actions with the purpose of avoiding or circumventing any of the foregoing or which would reasonably be expected to have the effect of preventing, impeding, interfering with or adversely affecting the consummation of the transactions contemplated by the Merger Agreement or its ability to perform the Shareholder’s obligations under the Voting Agreement.

Each Shareholder also agreed not to, and to use his, her or its reasonable best efforts to ensure that each of his, her or its representatives and affiliates do not, directly or indirectly (i) solicit or initiate, or knowingly facilitate or encourage (including by way of providing information) any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, any Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any person (other than the Issuer, any other Shareholder or any representative of such Shareholder, the Issuer or any other Shareholder) any nonpublic information with respect to, any Competing Proposal or (iii) engage in discussions with any person (other than the Issuer, any other Shareholder or any representative of such Shareholder, the Issuer or any other Shareholder) with respect to any Competing Proposal. Each Shareholder agreed that if he, she or it, or any of his, her of its representatives, at any time during the pre-closing period, received any inquiry regarding a Competing Proposal from a potential bidder or its representatives, or if any potential bidder or its representatives sought to initiate negotiations or discussions with the Shareholder related to a Competing Proposal, such Shareholder would promptly (i) advise the Issuer in writing of such Competing Proposal, inquiry or request (including the identity of the person making or submitting such Competing Proposal, inquiry or request and the material terms and conditions thereof) and (ii) provide the Issuer with copies of all documents and other written communications received by such Shareholder setting forth the terms and conditions of such Competing Proposal, inquiry or request. In addition, each Shareholder agreed to promptly inform each of his, her or its representatives and affiliates and the representatives of his, her or its affiliates of the obligations contained in the Voting Agreement and further agreed to, and agreed to ensure that his, her or its representatives and affiliates will, immediately cease and caused to be terminated any existing solicitations by such Shareholder, his, her or its representatives or affiliates, or discussions or negotiations between such Shareholder, his, her or its representatives or affiliates and any person relating to any Competing Proposal.

Each Shareholder is a party to the Voting Agreement solely in his, her or its capacity as the beneficial owner of the Subject Shares (and not in capacity as an officer or director of the Issuer or any of its subsidiaries) and nothing in the Voting Agreement shall limit or affect any Shareholder who serves as a director or officer of the Issuer or any of its subsidiaries in acting in his or her capacity as a director or officer of the Issuer or any of its subsidiaries.

“Competing Proposal” means any bona fide proposal (other than a proposal or offer by Parent or any of its subsidiaries) relating to any direct or indirect (i) merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Issuer or any of its subsidiaries, whose assets individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Issuer as determined on a book-value basis; (ii) the acquisition by any person of 15% or more of the assets of the Issuer and its subsidiaries, taken as a whole as determined on a book-value basis; (iii) the acquisition by any person of 15% or more of the issued and outstanding Issuer Common Shares or (iv) any purchase, acquisition, tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the Issuer Common Shares or any class of equity or voting securities of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Issuer and its subsidiaries as determined on a book-value basis.

The foregoing summaries of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 1 and 2, respectively. Other than as described above, the Reporting Persons do not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 thereof are incorporated herein by reference. Immediately prior to the execution of the Voting Agreement, the Reporting Persons did not beneficially own any Issuer Common Shares. However, upon execution of the Voting Agreement as of July 6, 2011, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, each Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 19,993,429 Issuer Common Shares, representing approximately 37.8% of the Issuer Common Shares outstanding as of April 1, 2011. Accordingly, the percentage of the outstanding Issuer Common Shares that may be deemed to be beneficially owned by each Reporting Person is approximately 37.8%.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any Issuer Common Shares.

The Reporting Persons disclaim beneficial ownership of any Issuer Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Issuer Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among Blackhawk Acquisition Parent, LLC, One Equity Partners IV, L.P., OEP General Partner IV, L.P. and OEP Parent LLC, dated as of July 18, 2011.

2.	Agreement and Plan of Merger, by and among Blackhawk Acquisition Parent, LLC, Blackhawk Merger Sub, Inc. and APAC Customer Services, Inc., dated as of July 6, 2011. (incorporated by reference to Exhibit 2.1 to APAC Customer Services, Inc.’s Current Report on Form 8-K filed on July 12, 2011).

3.	Voting Agreement, by and among Blackhawk Acquisition Parent, LLC and the shareholders of APAC Customer Services, Inc. party thereto, dated as of July 6, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKHAWK ACQUISITION PARENT, LLC

By:	/s/ THOMAS J. KICHLER

Name:	Thomas J. Kichler
Title:	Manager

ONE EQUITY PARTNERS IV, L.P.

By:	OEP General Partner IV, L.P., its General Partner

By:	OEP Parent LLC, its General Partner

By:	/s/ THOMAS J. KICHLER

Name:	Thomas J. Kichler
Title:	Managing Director

OEP GENERAL PARTNER IV, L.P.

By:	OEP Parent LLC, its General Partner

By:	/s/ THOMAS J. KICHLER

Name:	Thomas J. Kichler
Title:	Managing Director

OEP PARENT LLC

By:	/s/ THOMAS J. KICHLER

Name:	Thomas J. Kichler
Title:	Managing Director

Dated: July 18, 2011

SCHEDULE I

The names and titles of the executive officers of Blackhawk Acquisition Parent, LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Blackhawk Acquisition Parent, LLC and each individual is a United States citizen.

Name	Position	Address
Thomas J. Kichler	Manager	One Equity Partners 320 Park Avenue New York, NY 10022

Colin M.Farmer	Manager	One Equity Partners 320 Park Avenue New York, NY 10022

The names and titles of the executive officers of OEP Parent LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP Parent, LLC and each individual is a United States citizen except Christopher von Hugo who is a citizen of Germany.

Name	Position	Address
Richard M. Cashin	President and Director	320 Park Avenue, NY, NY 10022

Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022

Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022

James B. Cherry	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022

Andrew J. Gessow	Managing Director	2420 Sand Hill Road, Menlo Park, CA 94025-6943

David Han	Managing Director	320 Park Avenue, NY, NY 10022

Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago IL 60603-2003

James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022

Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022

Jacques Nasser	Managing Director and Director	320 Park Avenue, NY, NY 10022

Andrew Dunn	Vice President	320 Park Avenue, NY, NY 10022

Richard W. Smith	Managing Director and Director	320 Park Avenue, NY, NY 10022

David A. Walsh	Managing Director	320 Park Avenue, NY, NY 10022

William H. Wangerin	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Henry H. Briance	Vice President	320 Park Avenue, NY, NY 10022

Bradley J. Coppens	Managing Director	320 Park Avenue, NY, NY 10022

Joseph P. Huffsmith	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Raphael de Balmann	Managing Director	320 Park Avenue, NY, NY 10022

Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, NY, NY 10022

Judah A. Shechter	General Counsel & Secretary	270 Park Avenue, NY, NY 10017

Kenneth C. Brown	Managing Director	1450 Brickell Ave., Floor 32, Miami, FL 33131-3444

Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203

Colleen A. Greenrod	Vice President	10 South Dearborn, Chicago IL 60603-2203

Elizabeth De Guzman	Vice President & Assistant Secretary	270 Park Avenue, NY, NY 10017

Ina R. Drew	Director	270 Park Avenue, NY, NY 10017

Jay Mandelbaum	Director	270 Park Avenue, NY, NY 10017

Heidi G. Miller	Director	270 Park Avenue, NY, NY 10017

Christopher von Hugo	Director	Taunusanlage 21, Frankfurt Germany

Robert S. Rubin	Director	320 Park Avenue, NY, NY 10022

The names of the directors and the names and titles of the executive officers of OEP Holding Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP Holding Corporation and each individual is a United States citizen except Christopher von Hugo who is a citizen of Germany.

Name	Position	Address
Richard M. Cashin	President and Director	320 Park Avenue, NY, NY 10022

Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022

Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022

James B. Cherry	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022

Andrew J. Gessow	Managing Director	2420 Sand Hill Road, Menlo Park, CA 94025-6943

David Han	Managing Director	320 Park Avenue, NY, NY 10022

Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago IL 60603-2003

James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022

Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022

Jacques Nasser	Managing Director and Director	320 Park Avenue, NY, NY 10022

Andrew Dunn	Vice President	320 Park Avenue, NY, NY 10022

Richard W. Smith	Managing Director and Director	320 Park Avenue, NY, NY 10022

David A. Walsh	Managing Director	320 Park Avenue, NY, NY 10022

William H. Wangerin	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Henry H. Briance	Vice President	320 Park Avenue, NY, NY 10022

Bradley J. Coppens	Managing Director	320 Park Avenue, NY, NY 10022

Joseph P. Huffsmith	Managing Director	21 South Clark Street, Chicago IL 60603-2003

Raphael de Balmann	Managing Director	320 Park Avenue, NY, NY 10022

Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, NY, NY 10022

Judah A. Shechter	General Counsel & Secretary	270 Park Avenue, NY, NY 10017

Kenneth C. Brown	Managing Director	1450 Brickell Ave., Floor 32, Miami, FL 33131-3444

Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203

Colleen A. Greenrod	Vice President	10 South Dearborn, Chicago IL 60603-2203

Elizabeth De Guzman	Vice President & Assistant Secretary	270 Park Avenue, NY, NY 10017

Ina R. Drew	Director	270 Park Avenue, NY, NY 10017

Jay Mandelbaum	Director	270 Park Avenue, NY, NY 10017

Heidi G. Miller	Director	270 Park Avenue, NY, NY 10017

Christopher von Hugo	Director	Taunusanlage 21, Frankfurt Germany

Robert S. Rubin	Director	320 Park Avenue, NY, NY 10022

The names of the directors and the names and titles of the executive officers of JPMorgan Capital Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Capital Corporation and each individual is a United States citizen.

Name	Position	Address
John M. Buley	Director	383 Madison Avenue, NY, NY 10179

Ellen J. Manola	Director	10 South Dearborn, Chicago IL 60603-2203

Francisco J. Pereiro	Director	10 South Dearborn, Chicago IL 60603-2203

Peter G. Weiland	Director	270 Park Avenue, NY, NY 10017

Scott Abramson	Vice President	10 South Dearborn, Chicago IL 60603-2203

Richard D. Archer	Vice President	10 South Dearborn, Chicago IL 60603-2203

Daniel A. Balazs	Associate	10 South Dearborn, Chicago IL 60603-2203

Christine N. Bannerman	Secretary	4 Chase Metrotech, Brooklyn, NY 11245

Geoffrey P. Bratton	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Brigid Browne	Vice President	10 South Dearborn, Chicago IL 60603-2203

Mit C. Buchanan	Managing Director	10 South Dearborn, Chicago IL 60603-2203

John M. Buley	Managing Director	383 Madison Avenue, NY, NY 10179

William R. Crissy	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Cynthia Cain	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Ana E. Conforti	Associate	10 South Dearborn, Chicago IL 60603-2203

Richard S. Crowley	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Victoria B. Dal Santo	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Anand Dandapani	Vice President	10 South Dearborn, Chicago IL 60603-2203

Sheila K. Delaney	Associate	10 South Dearborn, Chicago IL 60603-2203

Jason T. Dinneen	Associate	10 South Dearborn, Chicago IL 60603-2203

Hellen Doo	Vice President & Asst Secretary	245 Park Avenue, NY, NY 10167-0001

Antonina Doria	Associate	10 South Dearborn, Chicago IL 60603-2203

Mary K. Duff	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

James A. Durham	Associate	10 South Dearborn, Chicago IL 60603-2203

Sean M. Dwyer	Vice President	10 South Dearborn, Chicago IL 60603-2203

John M. Eber	Managing Director	10 South Dearborn, Chicago IL 60603-2203

James M. Eligator	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Mary Eymard	Vice President	451 Florida Street, Baton Rouge, LA, 70801-1700

Jean Fanning	Associate	10 South Dearborn, Chicago IL 60603-2203

Frieda B. Feiger	Associate	10 South Dearborn, Chicago IL 60603-2203

Linda L. Fernandez	Associate	10 South Dearborn, Chicago IL 60603-2203

James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Paul A. Gargula	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Emily M. Garret	Associate	383 Madison Avenue Avenue New York, New York 10179

Brett A. Geiger	Vice President	10 South Dearborn, Chicago IL 60603-2203

Heather Glover	Vice President	10 South Dearborn, Chicago IL 60603-2203

Brian R. Gnolfo	Vice President	10 South Dearborn, Chicago IL 60603-2203

Darlene T. Golly	Associate	10 South Dearborn, Chicago IL 60603-2203

Amber Haley	Vice President	10 South Dearborn, Chicago IL 60603-2203

Patricia T. Habicht	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203

Eric J. Hamm	Associate	10 South Dearborn, Chicago IL 60603-2203

Munir J. Hasan	Vice President	10 South Dearborn, Chicago IL 60603-2203

Elizabeth M. Hayes	Associate	10 South Dearborn, Chicago IL 60603-2203

Michael D. Heine	Vice President	10 South Dearborn, Chicago IL 60603-2203

Yale C. Henderson	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Philipp A. Hirche	Associate	10 South Dearborn, Chicago IL 60603-2203

Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, NY, NY 10172

Rondella Hunt	Vice President	10 South Dearborn, Chicago IL 60603-2203

John T. Hunter	Vice President	10 South Dearborn, Chicago IL 60603-2203

Steven N. Ignelzi	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Michelle L. Jones	Vice President	10 South Dearborn, Chicago IL 60603-2203

Suzanne M. Jones	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Min Yun Kim	Associate	10 South Dearborn, Chicago IL 60603-2203

Ryan M. Kin	Vice President	10 South Dearborn, Chicago IL 60603-2203

Jan I. Krueger	Associate	10 South Dearborn, Chicago IL 60603-2203

William P. Kusack Jr	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Elisa A. Lass	Vice President	10 South Dearborn, Chicago IL 60603-2203

Mark Lenhardt	Vice President	10 South Dearborn, Chicago IL 60603-2203

Douglas S. Lloyd	Vice President	10 South Dearborn, Chicago IL 60603-2203

Melvina E. Lloyd	Associate	10 South Dearborn, Chicago IL 60603-2203

Kurt Lundgren	Vice President	10 South Dearborn, Chicago IL 60603-2203

Ellen J. Manola	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Ellen J. Manola	Chief Financial Officer	10 South Dearborn, Chicago IL 60603-2203

Marie Y. Martinez	Vice President	10 South Dearborn, Chicago IL 60603-2203

Mark J. McCann	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Colleen A. Meade	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001

Allison Metzger	Vice President	10 South Dearborn, Chicago IL 60603-2203

Deanna C. Mueller	Associate	10 South Dearborn, Chicago IL 60603-2203

Jean F. Nagatani	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Roxanne C. Nicolas	Vice President	10 South Dearborn, Chicago IL 60603-2203

Timothy P. O’Keefe	Vice President	10 South Dearborn, Chicago IL 60603-2203

Susan M. Ochoa	Associate	10 South Dearborn, Chicago IL 60603-2203

Gina I. Orlando	Vice President	10 South Dearborn, Chicago IL 60603-2203

Jon W. Pagac	Associate	10 South Dearborn, Chicago IL 60603-2203

Melanie A. Pagliari	Associate	10 South Dearborn, Chicago IL 60603-2203

Susan Parsons	Vice President	10 South Dearborn, Chicago IL 60603-2203

Anne F. Pax	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

William C. Pelletier	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Bonnie L. Percy-Hill	Vice President	10 South Dearborn, Chicago IL 60603-2203

Francisco J. Pereiro	Chairman	10 South Dearborn, Chicago IL 60603-2203

Francisco J. Pereiro	President	10 South Dearborn, Chicago IL 60603-2203

Brian Polt	Associate	10 South Dearborn, Chicago IL 60603-2203

Mary C. Quaid	Associate	10 South Dearborn, Chicago IL 60603-2203

Jeremy S. Reinhard	Associate	10 South Dearborn, Chicago IL 60603-2203

Paulius Remeza	Associate	10 South Dearborn, Chicago IL 60603-2203

D. C. Robinson	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Mary F. Sackley	Vice President	10 South Dearborn, Chicago IL 60603-2203

John P. Scothorn	Vice President	10 South Dearborn, Chicago IL 60603-2203

Hasmita Shahani	Associate	10 South Dearborn, Chicago IL 60603-2203

Socheat V. Som	Vice President	10 South Dearborn, Chicago IL 60603-2203

Rubiao Song	Executive Director (Officer)	383 Madison Avenue, NY, NY 10179

Joel P. Spenadel	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Jeffrey S. Steenwyk	Vice President	10 South Dearborn, Chicago IL 60603-2203

Theodora Stojka	Vice President	10 South Dearborn, Chicago IL 60603-2203

Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203

David R. Stoppel	Associate	10 South Dearborn, Chicago IL 60603-2203

Patricia L. Striegel	Associate	10 South Dearborn, Chicago IL 60603-2203

Galina Tam	Associate	10 South Dearborn, Chicago IL 60603-2203

Cynthia A. Vanina	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Damian Warshall	Vice President	10 South Dearborn, Chicago IL 60603-2203

Eric T. White	Executive Director	10 South Dearborn, Chicago IL 60603-2203

Krystal Zec	Vice President	10 South Dearborn, Chicago IL 60603-2203

Jon D. Zywiciel	Vice President	10 South Dearborn, Chicago IL 60603-2203

The names and titles of the executive officers of Banc One Financial LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Banc One Financial LLC and each individual is a United States citizen.

Name	Position	Address
Michael J. Cavanagh	Director	270 Park Avenue, NY, NY 10017-2014

Christine N. Bannerman	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001

Michael J. Cavanagh	Chairman of the Board	270 Park Avenue, NY, NY 10017-2014

Daniel P. Cooney	Senior Vice President	10 South Dearborn, Chicago IL 60603-2203

Francis J. Drozek	Assistant Treasurer	131 South Dearborn, Chicago IL 60603-5506

Lisa J. Fitzgerald	Managing Director	270 Park Avenue, NY, NY 10017-2014

James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

John J. Hyland	Vice President & Treasurer	270 Park Avenue NY, NY 10017

Eva Loeffler	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203

Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Carin S. Reddish	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203

Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203

The names of the directors and the names and titles of the executive officers of JPMorgan Chase & Co. and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Chase & Co., unless otherwise noted, and each individual is a United States citizen.

Name	Position	Address
James Dimon	President, Chief Executive Officer and Chairman of the Board of Directors	270 Park Avenue NY, NY 10017

Frank Bisignano	Chief Administrative Officer	270 Park Avenue NY, NY 10017

Michael J. Cavanagh	Chief Executive Officer, Treasury & Securities Services	270 Park Avenue NY, NY 10017

Douglas L. Braunstein	Chief Financial Officer	270 Park Avenue NY, NY 10017

John L. Donnelly	Director of Human Resources	270 Park Avenue NY, NY 10017

Ina R. Drew	Chief Investment Officer	270 Park Avenue NY, NY 10017

Samuel Todd Maclin	Head Commercial Banking	270 Park Avenue NY, NY 10017

Jay Mandelbaum	Head Strategy and Business Development	270 Park Avenue NY, NY 10017

Heidi Miller	President, International	270 Park Avenue NY, NY 10017

Gordon A. Smith	Chief Executive Officer Card Services	270 Park Avenue NY, NY 10017

James E. Staley	Global Head Asset & Wealth Management	270 Park Avenue NY, NY 10017

Stephen M. Cutler	General Counsel	270 Park Avenue NY, NY 10017

Barry L. Zubrow	Chief Risk Officer	270 Park Avenue NY, NY 10017

Crandall C. Bowles	Chairman and Chief Executive Officer (Spring Global US Inc.) and Director (JPMorgan Chase & Co.)	Springs Global US Inc. 205 N White Street Fort Mill, SC 29715-1654

Stephen B. Burke	President (Comcast Cable Communications Inc.) and Director (JPMorgan Chase & Co.)	Comcast Cable Communications Inc. 1500 Market Philadelphia, PA 19102

James S. Crown	President (Henry Crown and Company) and Director (JPMorgan Chase & Co.)	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601

David M. Cote	Chairman and Chief Executive Officer (Honeywell International Inc.) and Director (JPMorgan Chase & Co.)	Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219

Ellen V. Futter	President and Trustee (American Museum of Natural History) and Director (JPMorgan Chase & Co.)	American Museum of Natural History Central Park West at 79th Street NY, NY 10024-5192

William H. Gray III	Retired President and Chief Executive Officer (The College Fund/UNCF) and Director (JPMorgan Chase & Co.)	The College Fund/UNCF 8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044

Laban P. Jackson Jr.	Chairman and Chief Executive Officer (Clear Creek Properties) and Director (JPMorgan Chase & Co.)	Clear Creek Properties 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504

Lee R. Raymond	Chairman and Chief Executive Officer (Exxon Mobil Corporation) and Director (JPMorgan Chase & Co.)	Exxon Mobil Corporation 5959 Las Colinas Boulevard Irving, TX 75039-2298

David C. Novak	Chairman and Chief Executive Officer (Yum! Brands Inc.) and Director (JPMorgan Chase & Co.)	Yum! Brands Inc. 1441 Gardiner Lane Louisville, KY 40213

William C. Weldon	Chairman and Chief Executive Officer (Johnson & Johnson) and Director (JPMorgan Chase & Co.)	Johnson & Johnson 1 Johnson & Johnson Plaza New Brunswick, NJ 08933

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among Blackhawk Acquisition Parent, LLC, One Equity Partners IV, L.P., OEP General Partner IV, L.P. and OEP Parent LLC, dated as of July 18, 2011.

2.	Agreement and Plan of Merger, by and among Blackhawk Acquisition Parent, LLC, Blackhawk Merger Sub, Inc. and APAC Customer Services, Inc., dated as of July 6, 2011. (incorporated by reference to Exhibit 2.1 to APAC Customer Services, Inc.’s Current Report on Form 8-K filed on July 12, 2011).

3.	Voting Agreement, by and among Blackhawk Acquisition Parent, LLC and the shareholders of APAC Customer Services, Inc. party thereto, dated as of July 6, 2011.